

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (626/335-7750)

October 6, 2010

Artison Investments, Ltd.
Attention: Randall V. Brumbaugh, Esq.
417 West Foothill Boulevard, Suite B175
Glendora, CA 91741

> **Re: Artison Investments, Ltd.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2010**
> **File No. 333-169304**

Dear Mr. Brumbaugh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 10, 2010

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

2. Disclosure indicates that your company is a development stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products, and no definitive agreements to license or sell its products. These and other facts suggest that your company's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

3. Please advise us as to all other registration statements of companies for which your officers, directors and affiliates may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Front Cover Page of the Registration Statement

4. Please revise footnote 2 of the "Calculation of Registration Fee" table to state the provision of Rule 457 of Regulation C that is being relied upon for the basis of the calculation.

Outside Front Cover page of Prospectus

5. Please revise here and throughout the filing to clearly identify Debopam Mukherjee as your sole officer and director. Please also revise the disclosure throughout the filing to remove references that imply that you have more than one officer and director, such as using the plural or referring to Mr. Mukherjee as the sole officer and "a director."

6. Please revise the second sentence of the first paragraph to clearly disclose your sole officer and director is selling the registered shares on your behalf.

7. We note your disclosure in the second paragraph. Please revise to disclose the name of the bank in which escrow funds will be held, and the city, state and country of the bank's location. Please also comply with this comment under "The Offering" on page 4 and "Plan of Distribution" on page 14.

8. Please revise the third paragraph to reflect the fact that you could extend the offering for an additional 180 days. Please also comply with this comment under "The Offering" on page 4 and "Plan of Distribution" on page 14.

Table of Contents, page 3

9. Please remove the Part II information from the table of contents the Part II. The table of contents should address only the contents of the prospectus (i.e., Part I of the registration statement). Please see Item 502(a) of Regulation S-K.

Summary Information and Risk Factors, page 4

Business Overview, page 4

10. Please revise the first paragraph to clearly explain the types of products that you will sell. In this regard, we note that your current disclosure uses technical or industry terms that may not be familiar to a general investor. Please also explain why you reference your jute products in a parenthetical.

11. We note the disclosure in the first paragraph regarding your affiliate in the United Kingdom, which you refer to as Artison Europe. We have the following comments:

   - Your company name is identical to your affiliate in the United Kingdom. Please review the disclosure throughout your registration statement and ensure that you are clearly referencing the correct entity throughout your disclosure. For example, clearly define the entity to which you are referring when you refer to "Artison".

   - Please provide a materially complete description of your affiliation with Artison Europe.

   - Please provide a materially complete description of your "marketing arrangement" with Artison Europe.

12. Please revise the last sentence of the first paragraph to briefly describe each of the product categories.

13. Please revise the first sentence of the second paragraph to clearly disclosure that you have no customers and have generated no revenues.

14. We note the statement in the last sentence of the second paragraph that you will be able to conduct implement your business plan and conduct your business for the next 12 months if you receive the minimum offering proceeds. Please explain whether this estimate takes into account the costs and expenses of being a reporting company under the Exchange Act.

15. We note the disclosure in the third paragraph that you intend to have your common stock "listed" on the OTC Bulletin Board. Securities are "quoted" on the OTC Bulletin Board, not listed. Please revise here and throughout the filing accordingly.

16. We note disclosure in the fourth paragraph that your sole officer and director allocates his time to the company on a part-time basis. Please revise to specify the percentage of his time that he works for you.

17. Please revise the fifth paragraph to clarify that all outstanding shares are owned by your sole officer and director.

The Offering, page 4

18. Please clarify whether investment amounts only may be paid by check.

19. We note the disclosure in the third paragraph on page 5. Please disclose an estimate of the offering expenses. In this regard, we note the disclosure on page 12.

Summary Financial Information, page 5

20. The balance sheet data on page 6 does not balance. Please revise your filing accordingly.

Risk Factors, page 7

21. Many of your risk factors contain language such as "we cannot assure," "there is no assurance", "we cannot guarantee," and "there can be no guarantee." The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurances or guarantees. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk, rather than your ability to offer assurances or guarantees.

22. Please revise to remove the statement in the second introductory paragraph that there may be factors "discussed elsewhere in the filing".

23. We note the risks discussed in the third and fourth introductory paragraphs. Please revise to provide a descriptive subheading for each risk.

24. We note disclosure in the fourth paragraph on page 7 and in the risk factor "The Company May Lose its Top management Without Employment Agreements" on page 10 that Mr. Mukherjee "*may* be involved in other employment opportunities." We also note in the risk factor "Our Sole Officer and Director Works On A Part-Time Basis. As A Result . . ." on page 10 that Mr. Mukherjee *is* involved in other opportunities. Please revise to consistently disclose whether or not Mr. Mukherjee is currently involved in any other employment opportunities and may be involved in other employment opportunities in the future.

Investors may lost their entire investment…, page 8

25. Please revise to remove the reference to "limited" revenues.

The costs, expenses and complexity of SEC reporting…, page 8

26. Please disclose an estimate of the costs and expenses that you will incur as a reporting company during the 12 months following the effective date of your registration statement.

The company may not be able to generate revenues…, page 8

27. Please advise us as to the basis for the statement that you will generate "significant" revenues."

You may not be able to sell your shares…, page 8

28. Please revise to clarify the ownership of your outstanding shares.

If We Are Unable To Continue As A Going Concern…, page 10

29. We note disclosure that "we have had started operations." Please revise to disclose that you have not started operations.

Special Note Regarding Forward-Looking Statements, page 11

30. Please delete the first sentence in the third paragraph beginning with "There may be other risks…" Please also revise the fourth paragraph to remove the reference to reasons that are "not set-forth herein". Finally, please revise the fourth paragraph to correct the reference to "memorandum".

Plan of Distribution, page 14

31. Please provide a materially complete description of the subscription agreement.

Common Stock, page 16

32. Please clearly disclose whether your common stock is penny stock.

Interest of Named Experts and Counsel, page 17

33. We note the disclosure that you paid counsel "$3.500." Please revise.

Background, page 18

34. Please review the disclosure throughout this section and elsewhere in the filing and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether

the source of this information is management's belief or another source. If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon another source, please clearly indicate that this is the case and identify the source. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

35. We note the disclosure elsewhere in the filing that you intend to develop jute products. However, this section focuses on bamboo. Please revise accordingly.

Product Development, page 20

36. Please explain in greater detail how you intend to develop your products.

Distribution Methods of the Products or Services, page 21

37. Please revise this section to provide a more detailed explanation of how you intend to market your products, including more detail on how you intend to setup your marketing activities. Please also remove references to retailers, such as Home Depot, which whom you have no arrangements.

Industrial Segment Marketing, page 21

38. We note disclosure that you plan to partner with other similar marketing companies. We also note disclosure "first year will have strategy to work with these companies." Please revise to disclose how you intend to partner and work with these similar marketing companies.

39. We note disclose that "budget is kept for acquiring similar companies." Please revise to disclose your budget and discuss whether or not you have current plans to acquire another company.

Web or Internet Marketing, page 21

> 40. Given that you have no arrangements with other websites, government agencies, major search engines, or popular websites, please revise to provide a more balanced explanation of your plans.

Sources and Availability of Raw Material and the Names of Principal Suppliers, page 22

> 41. We note disclosure that "Artison Europe has the manufacturing and productions ability to provide the company with all bamboo and jute products as ordered." Please describe in greater detail the manufacturing and productions capability of Artison Europe. Also, please disclose how Artison Europe will produce the products ordered by customers.

Description of Property, page 22

> 42. Please advise us as to the nature of your arrangement with respect to your corporate office.

Plan of Operation, page 26

> 43. Please revise to provide a more detailed and specific business plan that incorporates the company's day-to-day operations.

> 44. We note the discussion regarding "Travel to India". The description of your business on pages 18-22 indicates that Artison Europe will manufacture your products, and there is no discussion of seeking alternative manufacturing arrangements. Please reconcile.

> 45. The disclosure in this section indicates that you need the maximum amount of proceeds in order to implement your business plan and comments operations. However, disclosure elsewhere in the filing indicates that you only need to obtain the minimum amount to do so. Please reconcile.

> 46. Disclosure elsewhere in the filing indicates that you plan to begin selling products within 3 to 6 months, but this section does not discuss any of these plans. Please reconcile.

> 47. Please explain how you will develop your products if you do not conduct any research and development.

> 48. Please explain how you intend to implement your business plan if you do not hire any employees.

> 49. We note disclosure on page 25 that "to date, we have not . . . started a marketing plan." We also note disclosure on pages 18 and 20 regarding your marketing arrangements with Artison Europe, disclosure on page 21 that you plan to market your products through

partnering with other similar marketing companies and page 26 regarding your marketing material. Please revise to make your disclosure consistent throughout the registration statement on whether or not you have a marketing plan and whether you have started implementing your marketing plan.

Critical Accounting Policies & Estimates, page 26

50. You disclose under the cash and cash equivalents heading that as at April 30, 2010, cash and cash equivalents consist of cash only. Please clarify in your filing you have no cash recorded at April 30, 2010.

51. You disclose under the fair value of financial instruments heading on page 27 that your financial instruments consist of cash, subscription receivable and accounts payable. In fact, you have not recorded cash or subscription receivable at April 30, 2010. Please revise your filing accordingly.

Financial Disclosure, page 28

52. You state the audited financial statements are for the period from the date of incorporation, March 27, 2009, to April 30, 2009 and May 1, 2009 to April 30, 2010. In fact, the audited financial statements are only for the period from inception of April 23, 2010 to April 30, 2010. Please revise your disclosure accordingly throughout your document to consistently disclose the same inception date and period included in the audited financial statements. We note, for example, that on page 18 you state that inception is February 17, 2010.

Directors, Executive Officers, Promoters and Control Persons, page 29

53. Please revise Mr. Mukherjee's biography to provide a plain English description of his business experience, including a description of his business experience for the last five years. Please also revise to discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that Mr. Mukherjee should serve as a director. See Item 401(e) of Regulation S-K. Finally, please provide us with support for each of the statements made in this section regarding his prior business experience.

54. Given the statement that Mr. Mukherjee's business philosophy has been to focus on e-services, please explain why he is moving into the business of manufacturing wood products.

Reports to Security Holders, page 31

55. Please revise to include the correct address of the public reference room and the hours of the room pursuant to Item 101(h)(5)(iii) of Regulation S-K.

Note 3. Capital Stock, page 44

56. You state an unrelated individual contributed $2,000 as a payment for accounting services and that this amount is shown as contributed capital. We assume that i) only cash of $2,000 was contributed for no other consideration, ii) this individual does not own any of your common stock, and iii) the accounting services constituted the preparation of the financial statements/audit by M&K. If our assumptions are correct, please revise your filing to clarify that you have no further obligation to compensate this individual.

Undertakings, page 47

57. Please revise the undertakings to provide them in the exact form required by Item 512 of Regulation S-K. In this regard, we note that certain language has been omitted and you use the term "small business issuer".

Legal Opinion, Exhibit 5.1

58. We note the assumptions in the fourth paragraph. Please be advised that counsel may not assume the "due authority" of the parties. Please have counsel revise its opinion accordingly.

59. We note the statement in the fifth paragraph that counsel has "relied without investigation upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from representatives of the Company and others." Please advise us to the basis for this assumption.

60. We note that the opinion is limited by its date. The legal opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

61. Please have counsel revise its opinion to clarify that counsel is opining on legality of the common stock under the laws of Nevada, the state in which the registrant is incorporated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do at (202) 551-3743 or, in her absence, Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Ted D. Campbell II (*Via facsimile 866/691-1996*)
        2075 Hwy 46 West, Suite 180-PMB 177
        Spring Branch, TX 78070